FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                       the Securities Exchange Act of 1934



                           For the month of March 2007
                                  21 March 2007



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit


EXHIBIT NO.1    Press release of British Sky Broadcasting Group plc
                announcing Director/PDMR Shareholding released on 21 March 2007



                       British Sky Broadcasting Group plc
                                (the "Company")

The Company received notification on 20 March 2007 from the Trustee of the British Sky Broadcasting Group Employee Share Ownership Plan (the 'ESOP') that the ESOP purchased 2,400,000 ordinary shares in the Company on 20 March 2007 at an aggregate price of 551.035p per share.

The ESOP holds ordinary shares as Trustee of the British Sky Broadcasting Group Long Term Incentive Plan, British Sky Broadcasting Group Management Long Term Incentive Plan, British Sky Broadcasting Group Equity Bonus Plan, British Sky Broadcasting Group Key Contributor Plan, British Sky Broadcasting Group Approved Executive Share Option Scheme, British Sky Broadcasting Group Unapproved Executive Share Option Scheme, and the British Sky Broadcasting Group Sharesave Scheme (together the 'Plans').

James Murdoch and Jeremy Darroch are deemed to have an interest in the ordinary shares held by the ESOP as they are potential beneficiaries of the Plans.

Following the above transaction the ESOP holds a total of 5,672,866 ordinary shares in the Company.

Enquiries:

Dave Gormley
Company Secretary
Tel: 020 7705 6701

21 March 2007



                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 21 March 2007                  By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary